SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 31, 2010

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Buenos Aires, March 30th 2010

To:
Comisión Nacional de Valores (Argentine Securities Exchange Commission)
25 de Mayo 175
Ciudad A. de Buenos Aires

Re.: BANCO MACRO S.A. s/ Relevant Event-Sect. 3°, Chapter XXI of Book 6 of the Rules issued by the Argentine Securities Exchange Commission.

In compliance with Section 3, Chapter XXI of Book 6 of the General Resolution No. 368 (Rev. 2001) issued by the Argentine Securities Exchange Commission, we are pleased to inform the Argentine Securities Exchange Commission (“CNV”) that on the date hereof, Banco Macro S.A. (the “Purchaser”) has executed with Messrs. Alejandro Manuel Estrada, Alejandro Carlos Estrada, Raúl Fernández and Privado L.P., a limited partnership duly organized under the laws of the State of Delaware, United States of America (all the above mentioned persons hereinafter jointly referred to as the “Sellers”), a share purchase agreement, pursuant to which, subject to the fulfillment of certain conditions (essentially the approval of the transaction by the Central Bank of the Republic of Argentina), the Purchaser shall acquire from the Sellers the shares representing 100% of the capital stock and votes of Banco Privado de Inversiones S.A.
Sincerely,

/s/ Luis Cerolini - Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 31, 2010

MACRO BANK INC.

By: /s/
Name: Luis Cerolini
Title: Director